

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2021

Anna Bryson
Chief Financial Officer
Doximity, Inc.
500 3rd St. Suite 510
San Francisco, CA 94107

Re: Doximity, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted April 16, 2021
CIK: 0001516513

Dear Ms. Bryson:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No.1 to Draft Registration Statement on Form S-1

Results of Operations, page 70

1. We note your response to prior comment 6. With respect to revenues, please consider revising to discuss further the underlying factors that resulted in an increase in subscription revenues from existing customers. For instance, since modules are the core building blocks of your customers' marketing plan, please discuss and quantify increases in the number and types of modules sold in your Awareness, Interactivity, and Peer categories.

Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-11

2.   We note your response to prior comment 11. We also note you determined that integrated subscriptions are a stand-ready obligation, though your arrangements specifically limit the number of modules available and members targeted at any one time. Furthermore, your example explains that customers may utilize a defined number modules "with up to 20,000 targeted Doximity members at any given time during the subscription period." Please clarify how a customer's targeting of Doximity members up to contractual limits does not represent a discrete delivery of underlying services, particularly when you limit the customer's ability to use one or more modules at a time and your process of targeting members appears to diminish the targeted quantity available to the customer. In other words, please explain to us in greater detail the performance obligations that indicate your integrated subscriptions represent a promise to stand-ready for a period of time rather than to provide the underlying services, because it appears that you promise to provide a specified number of services during the contract term.

3.   We note your response to prior comment 12. We also note in comment 11 you determined that "an output method of time" was the appropriate measure of progress when recognizing revenue for your integrated subscriptions. However, you state that there is uncertainty when, how often, and what modules the customer will want to present sponsored content to a target audience over the contract period. Accordingly, the pattern of benefit of these services, as well as your effort to fulfill the performance obligation, generally does not appear to be even throughout the contract period. Please tell us and clarify why the output method of elapsed time (i.e. straight-line) rather than upon service delivery best depicts the transfer of control of services to the customer. See ASC 606-10-55-17.

    You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology